Exhibit 99.1

Genius Group to Present at Noble Capital Markets Virtual Equity Conference on June 26, 2024

Singapore, June 26, 2024 — Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education group, today announced that management has been invited to present at the Noble Capital Markets Virtual Equity Conference, being held June 26-27, 2024.

Peter Ritz, Genius Group’s CRO, is scheduled to host virtual one-on-one meetings with institutional investors throughout the event, and will host a virtual presentation as follows:

Noble Capital Markets Virtual Equity Conference

Date: Wednesday, June 26, 2024

Time: 9:00 a.m. Eastern time

Registration: https://www.meetmax.com/sched/event_107201/investor_reg_new.html?attendee_role_id=NOBLE_INVESTOR

All interested investors are invited to join the online presentation. Please join at least ten minutes before the start of the presentation to ensure timely participation.

A video webcast of the presentation will be available following the event on the Company’s website and as part of a complete catalog of presentations available on ChannelChek, Noble’s investor portal. The webcast will be archived on Channelchek.com for 90 days following the event. For more information or to schedule a meeting with management, please contact MZ Group at GNS@mzgroup.us

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI-powered, digital-first education solutions, disrupting the highly standardized system of traditional education with a personalized, flexible and life-long learning curriculum for the modern student. Genius Group services 5.4 million users in over 100 countries, providing personalized curriculums for individuals, enterprises and governments. The comprehensive, AI-powered platform offers programs for K-12 education, accredited university courses and skills-based courses for entrepreneurs. To learn more, please visit https://www.geniusgroup.net/.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including (without limitation) statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the Company’s goals and strategies; the Company’s future business development; changes in demand for online learning; changes in technology; fluctuations in economic conditions; the growth of the online learning industry the United States and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us